SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SG BLOCKS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
78418A 307
(CUSIP Number)
Paul M. Galvin c/o SG Blocks, Inc. 195 Montague Street, 14th Floor Brooklyn, NY 11201 (646) 240-4235

With a copy to:

David D. Watson

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A 307	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Paul M. Galvin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 421,832(1)
	8	SHARED VOTING POWER 10,144(2)
	9	SOLE DISPOSITIVE POWER 421,832(1)
	10	SHARED DISPOSITIVE POWER 10,144(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 431,976(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes 396,832 shares of Common Stock that may be acquired through the exercise of stock options (including 38,096 shares issuable upon the exercise of stock options vesting within 60 days of the date of this Schedule 13D) and 25,000 shares of Common Stock held by Mr. Galvin personally.

(2) Includes 10,144 shares held by TAG Partners, LLC (“TAG”), an investment partnership formed for the purpose of investing in SG Blocks, Inc. Mr. Galvin is a managing member of and has a controlling interest in TAG. Mr. Galvin may be deemed to beneficially own the shares of Common Stock owned by TAG. Mr. Galvin specifically disclaims beneficial ownership of the shares of Common Stock held by TAG, except to the extent of his pecuniary interest therein, and this shall not be deemed to be an admission that Mr. Galvin is a beneficial owner of such shares of Common Stock.

(3) All percentages reported herein are calculated based upon an aggregate of 4,260,041 shares of Common Stock outstanding as of August 10, 2018, as reported on the Company’s Quarterly Report on Form 10-Q, filed on August 14, 2018.

CUSIP No. 78418A 307	13D	Page 3 of 7 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and restates the information set forth in the Schedule 13D filed by TAG, Paul M. Galvin and Joseph Tacopina with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2011 (the “Original 13D”), as subsequently amended by Amendment No. 1, filed with the SEC on November 20, 2017 (“Amendment No. 1” and, together with the Original 13D, the “Schedule 13D”) relating to their ownership interests in the common stock, par value $0.01 per share (the “Common Stock”) of SG Blocks, Inc., a Delaware corporation (the “Company”). This Amendment No. 2 is being filed solely on behalf of Mr. Galvin, due to changes in his ownership interest in the Company.

Item 1. Security and Issuer.

This Amendment No. 2 relates to the Common Stock of the Company. The Company’s principal executive offices are located at 195 Montague Street, 14th Floor, Brooklyn, NY 11201.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Paul M. Galvin, the Chief Executive Officer and Chairman of the Company. Mr. Galvin has a controlling interest in TAG due to his role as one of its managing members and, as such, may be deemed to have voting power and dispositive power over the Common Stock owned by TAG. Mr. Galvin specifically disclaims beneficial ownership of the shares of Common Stock held by TAG, except to the extent of his pecuniary interest therein.

(b) The principal business address of Mr. Galvin is c/o SG Blocks, Inc., 195 Montague Street, 14th Floor, Brooklyn, NY 11201.

(c) Mr. Galvin’s principal occupation is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Company; he also serves as a managing member of TAG. TAG was formed for the purpose of holding securities, including the securities of SG Building Blocks, Inc. (formerly known as SG Blocks, Inc. (“SG Building”)).  On November 4, 2011, CDSI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), merged with and into SG Building (defined in Item 3 as the “Merger”).  Upon consummation of the Merger, SG Building became a wholly owned subsidiary and principal operating business of the Company. The Merger is further described in Item 3.

(d) During the last five years, Mr. Galvin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Mr. Galvin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Galvin is a citizen of the United States of America.

CUSIP No. 78418A 307	13D	Page 4 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The shares held by TAG were received in connection with that certain Merger Agreement and Plan of Reorganization, dated July 27, 2011 (the “Merger Agreement”), by and among the Company, Merger Sub, SG Building and certain stockholders of SG Building, pursuant to which Merger Sub merged with and into SG Building (the “Merger”).

Under the terms of the Merger Agreement, upon consummation of the Merger, each share of common stock of SG Building outstanding immediately prior to the closing of the Merger was converted into the right to receive 20.1851851852 shares of Former Common Stock, as defined below. Under the terms of the Merger Agreement, fractional shares were rounded up to the next whole share. Accordingly, the Company issued 2,658,127 shares of Former Common Stock (adjusted for rounding) to TAG in consideration of the 131,687 shares of SG Building common stock held by TAG. All stock options previously granted to Mr. Galvin in connection with the Merger were thereafter cancelled in connection with the Company’s emergence from bankruptcy, as described below.

The Company and its subsidiaries voluntarily filed for Chapter 11 bankruptcy on October 15, 2015, from which the Company emerged on June 30, 2016. In connection with the emergence, all previously issued and outstanding shares of the Company’s common stock (the “Former Common Stock”) were deemed discharged, cancelled and extinguished, and, pursuant to the bankruptcy plan of reorganization (the “Plan”), the Company issued new Common Stock to the holders of Former Common Stock. TAG received 10,144 shares of Common Stock, on a post-reverse stock split basis. In accordance with the Plan, all stock options granted by the Company prior to June 30, 2016 were cancelled.

Pursuant to the SG Blocks, Inc. Stock Incentive Plan (the “Incentive Plan”), Mr. Galvin has been granted 476,000 options by the Company as consideration for his roles as Chief Executive Officer and Chairman of the Company. As of the date of this Amendment No. 2, 396,832 of such options are currently exercisable or will be exercisable within 60 days.

On June 27, 2017, in connection with the Company’s public offering of Common Stock pursuant to the Registration Statement on Form S-1 filed with the SEC on February 6, 2017 and effective as of June 21, 2017 (the “Public Offering”), Mr. Galvin used personal funds to acquire 20,000 shares of Common Stock at a price of $5.00 per share, for aggregate consideration of approximately $100,000. No borrowed funds were used in the purchase of such shares.

On August 16, 2018, Mr. Galvin acquired 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.1492 per share, for aggregate consideration of approximately $10,373. On August 17, 2018, Mr. Galvin acquired an additional 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.139 per share, for aggregate consideration of approximately $10,348. The source of the purchase price was Mr. Galvin’s personal funds. No borrowed funds were used in the purchase of such shares.

Item 4. Purpose of Transaction.

Mr. Galvin acquired the shares of Common Stock reported in this Amendment No. 2 for investment purposes and as part of his compensation as an officer and director of the Company. Mr. Galvin may continue to be granted stock options or other equity compensation as part of his compensation as the Chief Executive Officer and Chairman of the Company. He may acquire additional securities of the Company or dispose of additional securities of the Company at any time and from time to time in the open market or otherwise.

Except for transactions in Mr. Galvin’s capacity as an officer or director of the Company and as set forth in this Amendment No. 2, Mr. Galvin has no present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Galvin reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investement in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 78418A 307	13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)       As of the date hereof, Mr. Galvin may be deemed to beneficially own, in the aggregate, 431,976 shares of Common Stock, which represents approximately 9.3% of the Company’s outstanding shares of Common Stock. This number includes 25,000 shares of Common Stock held by Mr. Galvin directly, 396,832 options granted to Mr. Galvin by the Company that are or will be exercisable within 60 days of the date of this Amendment No. 2, and 10,144 shares of Common Stock held by TAG, over which Mr. Galvin has shared voting and dispositive power.

Mr. Galvin’s percentage ownership of Common Stock set forth in this Amendment No. 2 is based upon an aggregate of 4,260,041 shares of Common Stock outstanding as of August 10, 2018, as reported on the Company’s Quarterly Report on Form 10-Q, filed on August 14, 2018.

(b)       Mr. Galvin has sole voting and dispositive power over 421,832 shares of Common Stock held by him, including 396,832 options granted to Mr. Galvin by the Company that are or will be exercisable within 60 days of the date of this Amendment No. 2. Mr. Galvin has shared voting and dispositive power over the 10,144 shares of Common Stock held by TAG through his position as one of the managing members of TAG.

(c)       On August 16, 2018, Mr. Galvin acquired 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.1492 per share, for aggregate consideration of approximately $10,373. On August 17, 2018, Mr. Galvin acquired an additional 2,500 shares of Common Stock pursuant to an open market purchase at a price of $4.139 per share, for aggregate consideration of approximately $10,348.

(d)       Other than Joseph Tacopina, another managing member of TAG, solely in regards to the shares of Common Stock held by TAG, no person other than Mr. Galvin is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities disclosed herein.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated in this Item 6 in its entirety.

Mr. Galvin is the Chief Executive Officer and Chairman of the Company and, accordingly, may have the ability to affect and influence control of the Company.

Employment and Stock Option Agreements

Mr. Gavin and the Company are parties to an Employment Agreement, dated March 10, 2017 and effective January 1, 2017. Mr. Gavin is also a party to various stock option agreements under the Incentive Plan, relating to his positions as Chief Executive Officer and Chairman of the Board of Directors of the Company.

CUSIP No. 78418A 307	13D	Page 6 of 7 Pages

Item 7. Material to Be Filed as Exhibits.

99.1	Merger Agreement and Plan of Reorganization, dated July 27, 2011, by and among CDSI Holdings Inc., CDSI Merger Sub, Inc., SG Building Blocks, Inc. and certain shareholders of SG Building Blocks, Inc. (incorporated herein by reference to Exhibit 2.01 to the Current Report on Form 8-K as filed by the Company with the Securities and Exchange Commission on August 2, 2011).

99.2	Employment Agreement, dated March 10, 2017, between Paul Galvin and SG Blocks, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by SG Blocks, Inc. with the Securities and Exchange Commission on March 14, 2017).

99.3	Form of SG Blocks, Inc. Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by SG Blocks, Inc. with the Securities and Exchange Commission on November 1, 2016).

CUSIP No. 78418A 307	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2018

By:	/s/ Paul M. Galvin
Paul M. Galvin